CONSENT OF CLAUDE AUSSANT

I consent to the use of my name in connection with the following document which is being filed as exhibit to and incorporated by reference into the registration statement on Form 40-F of Nevsun Resources Ltd. (the "Company") being filed with the United States Securities and Exchange Commission:

1.

The material change report and press release dated July 18, 2003 regarding the Segala and Tabakoto Projects.

April 15, 2004, at Bisha, Eritrea

“signed”
________________
Claude Aussant